James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 22 November 2022 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copies of the substantial holding notices received by James Hardie on 18 & 21 November 2022. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

  James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 18 November 2022 Dear Sir/Madam, Re: Disclosure of Holding above 4% Threshold Superannuation and Investments HoldCo Pty Ltd on behalf of its subsidiaries: Avanteos Investments Limited and Colonial First State Investments Limited, have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 4.001% ordinary share capital, as at 17 November 2022. This is based upon 17,829,955 shares held and a total of 445,654,922 voting rights on issue. Superannuation and Investments HoldCo Pty Ltd ACN 644 660 882 Level 15, 400 George Street, Sydney, NSW, 2000, Australia

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The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd before notification obligation on 16 November 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited ACN 002 348 352	Citibank N A Hong Kong	6,604,326	1.482%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	10,069,280	2.259%
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	34,860	0.008%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	53,227	0.012%
Colonial First State Investments Limited ACN 002 348 352	Northern Trust Company	975,725	0.219%
Colonial First State Investments Limited ACN 002 348 352	UBS Nominees Pty Ltd	3,181	0.001%
		17,740,599	**3.981%**

The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd on notification obligation on 17 November 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited ACN 002 348 352	Citibank N A Hong Kong	6,604,326	1.482%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	10,069,280	2.259%
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	34,860	0.008%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	53,404	0.012%
Colonial First State Investments Limited ACN 002 348 352	Northern Trust Company	1,064,904	0.239%
Colonial First State Investments Limited ACN 002 348 352	UBS Nominees Pty Ltd	3,181	0.001%
		17,829,955	**4.001%**

Page 3   Transactions on the notification obligation date: Date of Change Registered Company Class Transaction Type Number of Securities Cash Consideration Thursday, 17 November 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 6 175.13 Thursday, 17 November 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 1 29.19 Thursday, 17 November 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 170 4,962.10 Thursday, 17 November 2022 Colonial First State Investments Limited Chess Depository Interests Sale 31 904.89 Thursday, 17 November 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 31 904.89 Thursday, 17 November 2022 Northern Trust Company Chess Depository Interests Purchase 57,215 1,676,376.61 Thursday, 17 November 2022 Northern Trust Company Chess Depository Interests Purchase 31,964 936,532.41 Thank you for your attention in this matter. Yours faithfully, Mai Poon Senior Manager Corporate Actions

  James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 21 November 2022 Dear Sir/Madam, Re: Disclosure of Holding below 4% Threshold Superannuation and Investments HoldCo Pty Ltd on behalf of its subsidiaries: Avanteos Investments Limited and Colonial First State Investments Limited, have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 3.939% ordinary share capital, as at 18 November 2022. This is based upon 17,556,051 shares held and a total of 445,654,922 voting rights on issue. Superannuation and Investments HoldCo Pty Ltd ACN 644 660 882 Level 15, 400 George Street, Sydney, NSW, 2000, Australia

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The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd before notification obligation on 17 November 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited ACN 002 348 352	Citibank N A Hong Kong	6,604,326	1.482%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	10,069,280	2.259%
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	34,860	0.008%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	53,404	0.012%
Colonial First State Investments Limited ACN 002 348 352	Northern Trust Company	1,064,904	0.239%
Colonial First State Investments Limited ACN 002 348 352	UBS Nominees Pty Ltd	3,181	0.001%
		17,829,955	**4.001%**

The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd on notification obligation on 18 November 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited ACN 002 348 352	Citibank N A Hong Kong	6,442,886	1.446%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	10,028,833	2.250%
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	35,112	0.008%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	53,526	0.012%
Colonial First State Investments Limited ACN 002 348 352	Northern Trust Company	992,513	0.223%
Colonial First State Investments Limited ACN 002 348 352	UBS Nominees Pty Ltd	3,181	0.001%
		17,556,051	**3.939%**

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Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Thursday, 17 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	1,832	53,921.38
Thursday, 17 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	844	24,669.10
Thursday, 17 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	6,654	194,488.37
Thursday, 17 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	14,439	424,984.10
Thursday, 17 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	40,000	1,186,904.00
Friday, 18 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	4,663	138,683.12
Friday, 18 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	1,394	41,444.80
Friday, 18 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	34,923	1,036,560.04
Friday, 18 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	23,422	695,195.41
Friday, 18 November 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	7,505	222,758.16
Friday, 18 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	7,532	223,559.55
Friday, 18 November 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	32,942	976,433.82
Friday, 18 November 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	7	208.18
Friday, 18 November 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	115	3,420.10
Friday, 18 November 2022	Colonial First State Investments Limited	Chess Depository Interests	Sale	1	29.73
Friday, 18 November 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	1	29.74
Friday, 18 November 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	252	7,469.28
Friday, 18 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	85,389	2,531,681.38
Friday, 18 November 2022	Northern Trust Company	Chess Depository Interests	Sale	205	6,057.75
Friday, 18 November 2022	Northern Trust Company	Chess Depository Interests	Sale	72,186	2,140,293.24

Thank you for your attention in this matter.

Yours faithfully,

Mai Poon
Senior Manager Corporate Actions